May 30, 2023

Division of Corporate Finance,
Office of Manufacturing,
U.S. Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549,
USA.
Dear Ms. Clark and Ms. Erlanger,
Thank you for your letter dated May 18, 2023, setting forth comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2022 (the "2022 Form 20-F") (File Number 001-32846) of CRH plc (together with its subsidiaries, "CRH", the "Company" or the "Group").
To facilitate the Staff's review of our response, we have included in this letter the caption and comments from the Staff's comment letter in italicised text and have provided our response immediately following such comments.
Form 20-F for the year ended December 31, 2022
Financial Statements
Consolidated Income Statement, page 176

We note from page 259 that you have revenue from services representing approximately 19% of your revenues in 2022. Please revise your income statement in future filings to separately report revenue from services in accordance with Items 18(a) and Item 17(b) of Form 20-F and Article 5-03(b)(1)(d) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and has considered the requirements of Item 18 (a) and Item 17 (b) of Form 20-F and Article 5-03(b)(1)(d) of Regulation S-X. The Company respectfully notes that it does not believe that the disclosure requirements of Article 5-03(b)(1)(d) of Regulation S-X are applicable to it in respect of the 2022 Form 20-F.

As a foreign private issuer, for the financial years included in the 2022 Form 20-F, the Company prepared its Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), applying the footnote 136 to the Commission’s Release No. 33-8879 which states that “Foreign private issuers that file financial statements prepared in accordance with IFRS as issued by the

IASB will comply with IASB requirements for form and content within the financial statements, rather than with the specific presentation and disclosure provisions in Articles 4, 5, 6, 7, 9, and 10 of Regulation S-X” and the guidance of the Staff in Section 6320.6 Applicability of Regulation S-X Form and Content Requirements of the Division of Corporation Finance’s Financial Reporting Manual which provides, in relevant part, that such issuers “must comply with IASB requirements for form and content within the financial statements, rather than with the specific presentation and disclosure provisions in Articles 4, 5, 6, 7, 9, and 10 of Regulation S-X”.

* * *

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Jim Mintern

Jim Mintern
Chief Financial Officer
cc:    Heather Clark,
    Claire Erlanger
    (Securities and Exchange Commission)

    John Horsfield-Bradbury
(Sullivan & Cromwell LLP)

    Richard Muschamp
(Deloitte Ireland LLP)